HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park P O Box 2, Randfontein, 1760 T +27 11 411 2000 NYSE trading symbol HMY
Cnr Main Reef Road and Ward Johannesburg, South Africa F +27 11 692 3879 JSE trading symbol HAR
Avenue, Randfontein, 1759 W www.harmony.co.za

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
100 F STREET, NE
WASHINGTON, D.C.
20549

FOR ATTENTION:     JENNIFER O'BRIEN
RAJ RAJAN

RE:             Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2024
Filed October 31, 2024
Comment Letter dated March 13, 2025

April 15, 2025

Ladies and Gentlemen,

Reference is made to the Staff’s comment letter dated March 13, 2025 in respect of the Harmony Gold Mining Company Limited (the "Company" or “Harmony”) Form 20-F for the year ended June 30, 2024. Set forth below is the response to the Staff’s comments, which follows the text of the comment in the Staff letter.
Form 20-F For Fiscal Year Ended June 30, 2024
Item 5. Operating and Financial Review and Prospects
Reconciliation of Non-GAAP Measures, page 168
1.We have considered your proposed revisions to the non-GAAP measure of Operating Free Cash Flow in response to prior comment two. Please address the following:

Further revise the description of the measure to indicate the reasons why management believes that presentation of Operating Free Cash Flow provides useful information to investors regarding your cash flows. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

We note your argument that the most directly comparable GAAP amount is Cash generated by operations, a subtotal presented before deriving Cash generated by operating activities. However, it is not clear why excluding items such as interest and taxes paid, which are expenses necessary to operate a business, is appropriate. Therefore, we continue to believe that Cash generated by operating activities, as contemplated in paragraphs 13 and 14 of IAS 7, is the most directly comparable GAAP amount to a non-GAAP liquidity measure of free cash flow.

We note certain of the adjustments appear to exclude charges that required cash settlement. However, Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement from a non- GAAP liquidity measure. Therefore, please further revise your non-GAAP measure to comply with this rule.

Please revise the label of your non-GAAP measure to Adjusted Free Cash Flow or a similar description as your calculation differs from the typical calculation of cash flows from operating activities less capital expenditures. Refer to Questions 100.05 and 102.07 of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations.
Response:
Revision of non-GAAP measure label
The Company takes note of Questions 100.05 and 102.07 of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations as referenced by the Staff and will revise, in all future filings, the naming convention of the "Operating free cash flow" non-GAAP measure to "Adjusted free cash flow" as recommended by the Staff. "Operating free cash flow" has been updated to "Adjusted free cash flow" where appropriate in the responses below.
Revision of description in line with Item 10(e)(1)(i)(C) to indicate why the information is useful to investors
The Company takes note of the requirements as stated in Item 10(e)(1)(i)(C) and refers the Staff to the description included as part of the filing on page 168 and proposes the following additional disclosures in its future filings, with insertions indicated in italics and deletions with strike-through:
"Cash costs, cash costs per ounce/kilogram, all-in sustaining costs, all-in sustaining costs per ounce/kilogram and ~~operating~~ adjusted free cash flows are all non-GAAP measures. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, cash generated by operating activities or any other measure of financial performance or liquidity calculated in accordance with IFRS.
The calculation of these measures may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that the~~se~~ cost measures are useful indicators to investors and management as they provide an indication of profitability and efficiency ~~and cash flows,~~ the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies. ~~They~~ The cost metrics are also a measure of a operation's performance by comparison of cash costs per ounce/kilogram to the spot price of gold.
The adjusted free cash flow non-GAAP measure indicates the net cash generation or utilization after capital expenditure, and how much cash is available for distribution or other investing activities. Harmony believes adjusted free cash flow is useful to investors in understanding how existing cash from operations is utilized as a source for sustaining our current capital plan and future development growth. Adjusted free cash flow is not a measure of cash available for discretionary expenditures, since Harmony has certain non-discretionary obligations such as the principal portion of debt obligations that are not deducted from this measure.”
Reconciliation to "Cash generated by operations" opposed to "Cash generated by operating activities"
Going forward, the Company will align with the Staff's recommendation and reconcile the amount back to the “Cash generated by operating activities” line item.
Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement from a non-GAAP liquidity measure
The Company takes note of the requirements as stated in Item 10(e)(1)(ii)(A) of Regulation S-K. In order to align the disclosure made by the Company with these requirements, the Company proposes that the adjusted free cash flow measure be updated to reflect the calculation and amount as provided below.
Further, in order to ensure that investors have a clear understanding of the adjusted free cash flow measure, the Company proposes the following disclosures in the "Reconciliation of Non-GAAP Measures" section on page 168 in its future filings, with insertions indicated in italics and deletions with strike-through:
"~~Operating~~ Adjusted free cash flow is determined as ~~revenue after deducting cash costs, capital expenditure, non-cash adjustments (consideration from streaming contract) and the impact of run-of-mine (''ROM'') costs.~~ cash generated by operating activities after deducting capital expenditure and adjusting for the effects of once-off transactions (acquisition costs)."
"The following is a reconciliation of total ~~operating~~ adjusted free cash flow, as a non-GAAP measure, to the nearest comparable GAAP measure, ~~gross profit~~ cash generated by operating activities, under IFRS:

	Fiscal year ended June 30,
	2024	2023
Cash generated by operating activities - under IFRS	15,650	9,948
Additions to PPE per the cash flow statement	(8,398)	(7,640)
Acquisition-related cost	—	214
Total adjusted free cash flows	7,252	2,522
"

For ease of reference, the full disclosure for future filings proposed, with insertions indicated in italics and deletions with strike-through:

"Reconciliation of Non-GAAP Measures

The World Gold Council (“WGC”) published revised industry guidance in November 2018 on the calculation of “all-in sustaining costs” and “all-in cost”. These measures were developed to create a better understanding of the overall costs associated with producing gold. Although Harmony is not a member of the WGC, we disclose these measures. The all-in sustaining cost measure is an extension of the cash cost measure (referenced below) and incorporates costs related to sustaining production. We ~~also~~ use ~~operating~~ adjusted free cash flow as a ~~metric to assess profitability.~~ liquidity measure.

Cash costs, cash costs per ounce/kilogram, all-in sustaining costs, all-in sustaining costs per ounce/kilogram and ~~operating~~ adjusted free cash flows are all non-GAAP measures. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, cash generated by operating activities or any other measure of financial performance or liquidity calculated in accordance with IFRS.
The calculation of these measures may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that the~~se~~ cost measures are useful indicators to investors and management as they provide an indication of profitability and efficiency ~~and cash flows,~~ the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies. ~~They~~ The cost metrics are also a measure of a operation's performance by comparison of cash costs per ounce/kilogram to the spot price of gold.
The adjusted free cash flow non-GAAP measure indicates the net cash generation or utilization after capital expenditure, and how much cash is available for distribution or other investing activities. Harmony believes adjusted free cash flow is useful to investors in understanding how existing cash from operations is utilized as a source for sustaining our current capital plan and future development growth. Adjusted free cash flow is not a measure of cash available for discretionary expenditures, since Harmony has certain non-discretionary obligations such as the principal portion of debt obligations that are not deducted from this measure.
Our cash costs consist primarily of production costs and are expensed as incurred. The cash costs are incurred to access ore to produce current mined reserves. Cash costs do not include capital development costs, which are incurred to allow access to the orebody for future mining operations and are capitalized and amortized when the relevant reserves are mined.
Total cash costs include mine production costs, transport and refinery costs, applicable general and administrative costs, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The costs associated with movements in production inventories are excluded from total cash costs. Gold ounces/kilograms produced are used as the denominator in the total cash costs per ounce/kilogram calculation.
All-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: local economic development (“LED”) expenditure for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including ongoing capital development (“OCD”) expenditure and rehabilitation accretion and amortization for continuing operations. Gold ounces/kilograms sold are used as the denominator in the all-in sustaining costs per ounce/kilogram calculation. Depreciation costs are excluded.
~~Operating~~ Adjusted free cash flow is determined as ~~revenue after deducting cash costs, capital expenditure, non-cash adjustments (consideration from streaming contract) and the impact of run-of-mine (''ROM'') costs.~~ cash generated by operating activities after deducting capital expenditure and adjusting for the effects of once-off transactions (acquisition costs).

Changes in all-in sustaining costs per ounce/kilogram and cash costs per ounce/kilogram are affected by operational performance. In US dollar terms, these measures are also affected by the changes in the currency exchange rate between the Rand and the US dollar and, in the case of the PNG operations, the Kina.
While recognizing the importance of reducing all-in sustaining costs and cash costs, our chief focus is on controlling and, where possible, reducing total costs, including overhead costs. We aim to control total unit costs per ounce/kilogram produced by maintaining our low total cost structure at our existing operations. We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs. ..."
"The following is a reconciliation of total ~~operating~~ adjusted free cash flow, as a non-GAAP measure, to the nearest comparable GAAP measure, ~~gross profit~~ cash generated by operating activities, under IFRS:

	Fiscal year ended June 30,
	2024	2023
Cash generated by operating activities - under IFRS	15,650	9,948
Additions to PPE per the cash flow statement	(8,398)	(7,640)
Acquisition-related cost	—	214
Total adjusted free cash flows	7,252	2,522
"

If you have any questions, need any additional information, or would like any clarification, please contact the undersigned at +27 11 411 2011.

Yours faithfully

Boipelo Lekubo
Financial Director
Date: April 15, 2025